EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Feishang Anthracite Resources Limited (the “Company”) has noted the increases in the price and trading volume of the shares of the Company as at the date of this announcement. Having made such enquiry with respect to the Company as is reasonable in the circumstances, the Board confirms that it is not aware of any reason for such increases in the price and trading volume of the shares of the Company or of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

This announcement is made by the order of the Board. The directors of the Company collectively and individually accept responsibility for the accuracy of this announcement.

By Order of the Board

Feishang Anthracite Resources Limited

YUE Ming Wai Bonaventure

Company Secretary

Hong Kong, 26 August 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward; and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and HUANG Songzhong.